

December 24, 2013

Via Email
Lorne E. Phillips
Executive Vice President and CFO
Pioneer Energy Services Corp.
1250 NE Loop 410, Suite 1000
San Antonio, TX 78209

> **Re: Pioneer Energy Services Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 13, 2013**
> **File No. 1-08182**

Dear Mr. Phillips:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 42

1.   Please revise your disclosure to quantify underlying activities that generated income statement variances for each period presented. For example, your discussion of the Production Services Segment for 2012 states that increases in revenues and costs were due to fleet additions and the Go-Coil acquisition, but does not quantify the changes attributable to these activities and does not discuss material year-over-year variances in reporting unit revenues and costs. As another example, your discussion of general and

administrative expense variances should quantify the activities discussed. Please include an example of your revised disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief